1290 Funds

1345 Avenue of the Americas

New York, New York 10105

May 2, 2025

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re:  1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Hamilton,

The following are responses by and on behalf of 1290 Funds (the “Registrant”) to the comments received from you by telephone on April 3, 2025 regarding the examinations of the public filings of the Registrant and its series (each, a “Fund” and collectively, the “Funds”), for the fiscal year reporting period ended October 31, 2024. Your comments and the Registrant’s responses are set forth below.

1.

With respect to Item 19 of Form N-CSR and General Instruction F, Item 2(a) and (b), the title of the individuals signing the Form N-CSR and the related required certifications contained within the form do not specifically include references to those individuals as the principal executive officer or principal financial officer. Please confirm that the individuals that signed the form and the required certifications included therein are the individuals that serve in these capacities for this purpose. Going forward, please include the titles set forth in the Form.

Response: The Registrant confirms that the individuals that signed the Form N-CSR and the required certifications included therein are the individuals that serve in these capacities for this purpose. Going forward, the Registrant will include the principal executive officer and principal financial officer titles set forth in the form.

2.

Please supplementally confirm the Registrant’s responses to Items 2(c), (d) and (e) of Form N-CSR as it relates to the code of ethics. These items were not included in the form. Going forward, please include responses to these items in the filings.

Response: During the period covered by this Form N-CSR, there were no substantive amendments to the Code of Ethics and there were no waivers from the Code of Ethics granted to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Going forward, the Registrant will include responses to Items 2(c), (d) and (e) of Form N-CSR as it relates to the code of ethics in its Form N-CSR filings, and will indicate “Not applicable” or similar if there are no amendments or waivers to report.

3.

With respect to Form N-1A, Item 4(b)(2)(iii) and Item 27(a)(d)(2), Instruction 6, please explain how the 1290 High Yield Bond Fund’s benchmark index, which is the ICE BofA U.S. High Yield Index, has been deemed to be an appropriate broad-based securities market index for the Fund.

Response: The 1290 High Yield Bond Fund’s benchmark index, the ICE BofA U.S. High Yield Index, is an appropriate broad-based securities market index for the Fund because it represents the “overall applicable” debt market in which the Fund invests. The Fund invests at least 80% of its net assets in high-yield, below investment-grade bonds. The ICE BofA U.S. High Yield Index is a broad-based index that tracks the performance of U.S. dollar-denominated, below investment-grade corporate debt publicly issued in the United States. The Registrant further notes that the Fund’s use of a broad-based high-yield index is not inconsistent with the approach taken by other high yield funds.

4.

According to the Statement of Changes, 1290 Diversified Bond Fund and 1290 High Yield Bond Funds had a return of capital distribution. Please confirm that there is no reference to yield or dividends when describing distributions that may include return of capital distributions in the marketing materials, financial statement disclosures and/or website disclosures for these Funds, as those items may be misinterpreted as income.

Response: The Registrant confirms there is no reference to yield or dividends when describing distributions that may include return of capital distributions in the marketing materials, financial statement disclosures and/or website disclosures for these Funds.

5.

Financial Statements, Footnote 5, includes disclosure that identifies 1290 Funds held as underlying funds of certain series of EQ Advisors Trust and related ownership percentages as of 10/31/24. Going forward, please describe the nature of the affiliation between 1290 Funds and EQ Advisors Trust (and any other funds identified in this note).

Response: 1290 Funds and EQ Advisors Trust are part of the same fund complex and advised by affiliated investment advisers. Going forward, in this note, the Registrant will describe the nature of the affiliation between 1290 Funds and EQ Advisors Trust (and any other funds identified in this note).

6.

The principal risks included in the latest prospectus dated March 1, 2025 do not include liquidity risk and redemption risk for the 1290 Retirement 2045, 2050 and 2055 Funds. Please explain why these risks are not identified as principal risks of the Funds.

Response: Liquidity risk and redemption risk were not deemed to be principal risks at this time considering the level of fixed income exposure for each of the Funds, and each Fund’s positioning along its glidepath. These are target date funds, and the risk analysis will shift as the Funds proceed along their respective glidepaths and their exposure to fixed income securities increases and their exposure to equity securities decreases. The Registrant will include liquidity risk and redemption risk as principal risks when a Fund reaches a level of fixed income exposure that is deemed to warrant such disclosure.

7.

The 1290 Multi-Alternative Strategies Fund had greater than 10% of its net assets invested in securities lending at fiscal year-end, 10/31/24. However, the most recent prospectus dated 3/1/25 does not appear to include discussion of this asset class in the principal investment strategy or principal risks section. Please explain why this asset class is not included as a principal investment strategy or principal risk and whether the disclosures are appropriate given the significance of the asset class to the Fund.

Response: The Registrant does not deem securities lending to be an asset class in which the Fund invests as part of its principal investment strategy; rather, the Fund may engage in securities lending from time to time as a secondary investment strategy to seek incremental income in addition to the returns from the Fund’s principal strategy. The Funds have established the securities lending program to generate additional income, and it does not dictate which securities a Fund chooses to purchase. The amount of a Fund’s securities on loan at any given time and from year to year may vary significantly, subject to a Fund’s overall lending limit. Accordingly, the Registrant believes its existing disclosures in the statutory prospectus are appropriate given that securities lending is not a principal strategy.

8.

With respect to Form N-1A, Item 3, Instruction 3(f)(i), please confirm that the Registrant included the required AFFE disclosures relating to the 1290 Essex Small Cap Growth Fund, 1290 GAMCO Small/Mid Cap Value Fund and 1290 High Yield Bond Fund’s investments in other investment companies in the relevant fee tables for the Funds included in the latest prospectus dated 3/1/25.

Response: The Registrant confirms it included any required AFFE disclosures appropriately in the relevant fee tables. The Registrant notes that, for the funds noted, AFFE was well below 1 basis point.

9.

For the Loomis Sayles Multi-Asset Income Fund, for example, the fee table included in the most recent prospectus dated 3/1/25 included 2 basis points of AFFE. A footnote to the Financial Highlights table includes disclosure defining indirect expenses to include underlying fund expenses. The footnotes appear to include prior year information, and there does not appear to be any disclosure for the current year. Going forward, please include this information.

Response: Going forward, the Registrant will omit these footnotes to each Fund’s Financial Highlights table, as the expense cap no longer includes AFFE, as noted in the footnote to the fee table in the most recent prospectus, dated 3/1/25.

* * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Fatima Sulaiman of K&L Gates LLP at (202) 778-9082 or Mark Amorosi at (202) 778-9351.

Sincerely, 1290 Funds

/s/ Shane Daly

Name: Shane Daly Title: Executive Vice President, General Counsel and Secretary

cc: Fatima Sulaiman and Mark Amorosi, K&L Gates LLP

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